SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One)

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from _____to_____.


Commission file number 333-78445


      A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                Commerce Bank/Harrisburg Retirement Savings Plan



      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       Pennsylvania Commerce Bancorp, Inc.
                                100 Senate Avenue
                               Camp Hill, PA 17011

                                   SIGNATURES



         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                Commerce Bank/Harrisburg Retirement Savings Plan


Dated: June 27, 2002


                                            /s/ Gary L. Nalbandian
                                            -----------------------------------
                                            By: Gary L. Nalbandian,
                                            Trustee

                                            /s/ Mark A. Zody
                                            -----------------------------------
                                            By: Mark A. Zody,
                                            Trustee

        The Commerce Bank/Harrisburg, N.A. 401(K) Retirement Savings Plan


                 Financial Statements and Supplemental Schedule

                           December 31, 2001 and 2000

              The Commerce Bank/Harrisburg Retirement Savings Plan



                                TABLE OF CONTENTS



INDEPENDENT AUDITORS REPORT....................................................5

FINANCIAL STATEMENTS
         Statements of Net Assets Available for Benefits.......................6
         Statements of Changes in Net Assets Available for Benefits............7
         Notes to Financial Statements.........................................8

SUPPLEMENTAL SCHEDULE
         Schedule of Assets Held for Investment Purposes .....................13

                          INDEPENDENT AUDITOR'S REPORT



To the Trustees and Plan Administrator
Commerce Bank/Harrisburg Retirement
    Savings Plan
Camp Hill, Pennsylvania


         We have audited the accompanying statements of net assets available for benefits of the Commerce Bank/Harrisburg Retirement Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.



                                       /s/ Beard Miller Company LLP






Harrisburg, Pennsylvania
May 24, 2002


COMMERCE BANK/HARRISBURG RETIREMENT SAVINGS PLAN
-------------------------------------------------------------------------------------------------------

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                              December 31,
                                                                  -------------------------------------
                                                                       2001                  2000
                                                                  ----------------     ----------------
ASSETS

     Investments, at fair value:
         Mutual funds                                                  $1,151,587           $1,247,282
         Money market funds                                               133,826              115,533
         Pennsylvania Commerce Bancorp, Inc. common stock                 328,464               72,567
     Employer contribution receivable                                      52,453               37,283
     Employee contribution receivable                                         249                    -
     Cash                                                                   9,272                1,314
                                                                  ----------------     ----------------

         Total Assets                                                   1,675,851            1,473,979

LIABILITIES

     Benefits payable                                                           -                1,314
     Other                                                                      5                    -
                                                                  ----------------     ----------------

         Net Assets Available for Benefits                             $1,675,846           $1,472,665
                                                                  ================     ================

See accompanying notes to financial statements.


COMMERCE BANK/HARRISBURG RETIREMENT SAVINGS PLAN
-------------------------------------------------------------------------------------------------------------------

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                                     Years Ended December 31,
                                                                               -------------------------------------
                                                                                    2001                 2000
                                                                               ----------------     ----------------
INVESTMENT INCOME
     Net realized and unrealized depreciation in fair value of investments           ($150,971)           ($191,883)
     Interest and dividends                                                             54,357              110,100
                                                                               ----------------     ----------------

                                                                                       (96,614)             (81,783)
                                                                               ----------------     ----------------

CONTRIBUTIONS
     Participants                                                                      295,593              224,999
     Employer                                                                           52,453               37,283
                                                                               ----------------     ----------------

                                                                                       348,046              262,282
                                                                               ----------------     ----------------

BENEFITS PAID TO PARTICIPANTS                                                          (48,251)             (22,524)
                                                                               ----------------     ----------------

         Net Increase                                                                  203,181              157,975

NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR                                1,472,665            1,314,690
                                                                               ----------------     ----------------

NET ASSETS AVAILABLE FOR BENEFITS -  END OF YEAR                                    $1,675,846           $1,472,665
                                                                               ================     ================

See accompanying notes to financial statements.

COMMERCE BANK/HARRISBURG RETIREMENT SAVINGS PLAN
--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF THE PLAN

              The following brief description of the Commerce Bank/Harrisburg Retirement Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

              General

                  The Commerce Bank/Harrisburg Retirement Savings Plan is a defined contribution plan for all employees (as defined). The Plan was established effective February 15, 1993. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Under the Plan, effective January 1, 2001, all employees who are 21 years of age and have completed six months of service may elect to contribute up to 15% of their gross compensation. For the years ended December 31, 2001 and 2000, Commerce Bank/Harrisburg, N.A., the Plan sponsor, elected to match employee contributions at 25% up to 6% of compensation.

              Vesting

                  Employees are fully vested in their contributions to the Plan. Vesting in employer contributions is based on the following schedule:

                                                               Vesting
                           Years of Service                  Percentage
                           ----------------                  ----------

                                  0-2                            0%
                                   3                            20%
                                   4                            40%
                                   5                            60%
                                   6                            80%
                               7 or more                       100%

              Investment Options

                  The contributions are invested as selected by the employees from various mutual funds under the administration of the Fidelity Investment Advisory Group and Pennsylvania Commerce Bancorp, Inc. common stock. Investment earnings and fund value increases or decreases are allocated to plan accounts on a daily valuation basis.

              Participants' Accounts

                  Each participant's account is credited with an allocation of contributions, Plan earnings (including unrealized appreciation or depreciation of Plan assets) and forfeitures of the nonvested portion of terminated participants' employer contributions. Allocations of Plan earnings are based on participants' account balances during the valuation period. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

COMMERCE BANK/HARRISBURG RETIREMENT SAVINGS PLAN
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS



NOTE 1 - DESCRIPTION OF THE PLAN (CONTINUED)

              Payment of Benefits

                  Participants receive benefit payments upon termination, retirement, disability or death. Recipients may elect payment either in a single sum or installments. However, a single sum payment is automatic for accounts vested up to $5,000. While still employed, participants may request distributions after age 59-1/2 or as a qualified hardship withdrawal, which are subject to approval.

              Forfeitures

                  Forfeitures are reallocated proportionately to the remaining participants who made salary deferral contributions during that Plan year and are used to reduce the employer's contribution to the Plan.

              Plan Termination

                  Although it has not expressed any intent to do so, the sponsor has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. At such a time, all account balances will become fully vested for distribution to eligible participants.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

              Valuation of Investments

                  Investments are stated at fair value based on quoted market prices on the last business day of the reporting period. Investments of the Plan are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term would materially affect investment assets reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

                  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded and allocated on a daily valuation basis. Dividends are recorded on the ex-dividend date.

              Administrative Expenses

                  Administrative expenses are paid by Commerce Bank/Harrisburg, N.A., the Plan's sponsor. Fees for services provided by parties-in-interest were based on customary and reasonable rates for such services.

              Accounting Estimates

                  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

COMMERCE BANK/HARRISBURG RETIREMENT SAVINGS PLAN
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS


NOTE 3 - INVESTMENTS

              The Plan's investments are held in certain mutual funds under the administration of the Fidelity Investment Advisory Group and Pennsylvania Commerce Bancorp, Inc. common stock. The fair value of these funds at December 31, 2001 and 2000 is as follows:

                                                                                       2001                2000
                                                                                ----------------    ----------------
                   Money market funds:
                        Fidelity Spartan Money Market Fund                          $   133,721 *       $   115,471 *
                        Fidelity Cash Reserves Fund                                         105                  62
                                                                                ----------------    ----------------

                                                                                        133,826             115,533
                                                                                ----------------    ----------------

                   Mutual funds:
                        Strong Corporate Bond Fund                                      103,973 *            80,029 *
                        Fidelity Convertible Securities Fund                            116,981 *            98,311 *
                        Fidelity Spartan U.S. Equity Index Fund                         152,490 *           144,283 *
                        Fidelity Mid-Cap Stock Fund                                      32,136                   -
                        Janus Worldwide Fund                                            310,896 *           448,549 *
                        Janus Fund                                                       96,996 *           112,968 *
                        Sound Shore Fund                                                212,658 *           184,109 *
                        Baron Asset Fund                                                104,675 *           179,033 *
                        White Oak Growth Stock Fund                                      20,782                   -
                                                                                ----------------    ----------------

                                                                                      1,151,587           1,247,282
                                                                                ----------------    ----------------

                   Pennsylvania Commerce Bancorp, Inc.,
                        common stock                                                    328,464 *            72,567 *
                                                                                ----------------    ----------------

                                                                                     $1,613,877          $1,435,382
                                                                                ================    ================

                  * Represents 5% or more of the net assets available for benefits.

              During the years ended December 31, 2001 and 2000, the Plan's investments depreciated in fair value by ($150,971) and ($191,883) as follows:

                                                                                    2001                 2000
                                                                               ----------------     ----------------

                   Mutual funds                                                      ($199,413)           ($196,155)
                   Common stock                                                         48,442                4,272
                                                                               ----------------     ----------------

                                                                                     ($150,971)           ($191,883)
                                                                               ================     ================

COMMERCE BANK/HARRISBURG RETIREMENT SAVINGS PLAN
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS


NOTE 4 - INCOME TAX STATUS

              The Plan obtained its latest determination letter on May 27, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt through the year ended December 31, 2001.


NOTE 5 - RELATED PARTY TRANSACTIONS

              During the year ended December 31, 2001, the Plan engaged in transactions with the sponsor's parent, Pennsylvania Commerce Bancorp, Inc. During 2001, the transactions included the purchase of the parent's common stock in the amount of $207,525.


NOTE 6 -  PARTIES-IN-INTEREST TRANSACTIONS

              Certain Plan investments are shares of mutual funds that are managed by the custodian; therefore, related transactions qualify as party-in-interest transactions. All other transactions which may be considered parties-in-interest transactions relate to normal plan management and administrative services and the related payment of fees.


NOTE 7 - SUBSEQUENT EVENT

              Effective January 2002, participants were able to elect to invest in the Oakmark Fund.


NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

                   Realized/unrealized gain and interest/dividend
                        income:
                        Net realized and unrealized depreciation in
                            value of investments                                      ($150,971)
                        Interest and dividends                                           54,357
                                                                                ----------------

                                                                                       ($96,614)
                                                                                ================

                   Form 5500, Schedule H, Part II:
                        Item b(1)(G)                                                  $   5,059
                        Item b(5)(C)                                                     48,442
                        Item b(10)                                                     (150,115)
                                                                                ----------------

                                                                                       ($96,614)
                                                                                ================

            INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION



To the Trustees and Plan Administrator
Commerce Bank/Harrisburg Retirement
    Savings Plan
Camp Hill, Pennsylvania


Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                    /s/ Beard Miller Company LLP






Harrisburg, Pennsylvania
May 24, 2002

COMMERCE BANK/HARRISBURG RETIREMENT SAVINGS PLAN
--------------------------------------------------------------------------------------------------

FORM 5500 - SCHEDULE H - PART IV - LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 23-2324730
PN:  001


                                December 31, 2001
--------------------------------------------------------------------------------------------------

               Description of Investment                                          Current Value
               -------------------------                                          -------------

MONEY MARKET FUNDS
     Fidelity Spartan Money Market Fund                                              $   133,721 a,c
     Fidelity Cash Reserves Fund                                                             105 c
                                                                                 ----------------

                                                                                         133,826
                                                                                 ----------------

MUTUAL FUNDS
     Strong Corporate Bond Fund                                                          103,973 a
     Fidelity Convertible Securities Fund                                                116,981 a,c
     Fidelity Spartan U.S. Equity Index Fund                                             152,490 a,c
     Fidelity Mid-Cap Stock Fund                                                          32,136 c
     Janus Worldwide Fund                                                                310,896 a
     Janus Fund                                                                           96,996 a
     Sound Shore Fund                                                                    212,658 a
     Baron Asset Fund                                                                    104,675 a
     White Oak Growth Stock Fund                                                          20,782
                                                                                 ----------------

                                                                                       1,151,587
                                                                                 ----------------

     Pennsylvania Commerce Bancorp, Inc., common stock                                   328,464 a,b
                                                                                 ----------------

                                                                                      $1,613,877
                                                                                 ================

a   Represents 5% or more of the net assets available for benefits.

b  Represents Plan's net assets with related parties.

c  Party-in-interest.